Exhibit 77(i)

Terms of New or Amended Securities

1.   At the May 27, 2010 meeting, the Board of Trustees of ING Funds Trust (“IFT”) approved the establishment of ING Floating Rate Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IFT’s registration statement registering shares of the Fund. At the July 15, 2010 Board Meeting, the Board approved the requisite plans, agreements and other routine matters with respect to establishment of the Fund.

2.   At the July 15, 2010 meeting, the Board of Trustees of IFT approved renewing the waiver of the distribution fee payable to ING Investments Distributor, LLC (formerly known as ING Funds Distributor, LLC) (“IID”) in an amount of up to 0.40% of the average net assets attributable to Class A shares of ING Classic Money Market Fund. IID has agreed to continue to waive such amounts for the period from August 1, 2010 through August 1, 2011.